SCHEDULE A

Fund	Inception Date
Brandes International ETF	October 3, 2023
Brandes U.S. Small-Mid Cap Value ETF	October 3, 2023
Brandes U.S. Value ETF	October 3, 2023
Eagle Capital Select Equity ETF	March 21, 2024
Atlas America Fund

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.